                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                               (AMENDMENT NO. 4)*

                    Under the Securities Exchange Act of 1934



                                AutoNation, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    05329W102
                                 --------------
                                 (CUSIP Number)

                             Janice V. Sharry, Esq.
                              Haynes and Boone, LLP
                           901 Main Street, Suite 3100
                               Dallas, Texas 75202
                                 (214) 651-5562
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  June 30, 2003
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


-------------------                                                 ------------
CUSIP No. 05329W102                                                 Page 2 of 16
-------------------                                                 ------------

--------------------------------------------------------------------------------

     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           ESL Partners, L.P., a Delaware limited partnership
           22-2875193
--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
     3     SEC USE ONLY


--------------------------------------------------------------------------------
     4     SOURCE OF FUNDS

                  WC
--------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 9

                  N/A
--------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER

                              39,999,984
                  --------------------------------------------------------------
  NUMBER OF         8      SHARED VOTING POWER
   SHARES
BENEFICIALLY                  0
  OWNED BY        --------------------------------------------------------------
    EACH            9      SOLE DISPOSITIVE POWER
 REPORTING
   PERSON                     39,999,984
    WITH          --------------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                75,198,300
--------------------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
                N/A
--------------------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                26.7%(1)
--------------------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON

                PN
--------------------------------------------------------------------------------

(1) Based on a total of 281,339,794 Shares outstanding on April 25, 2003, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003.

-------------------                                                 ------------
CUSIP No. 05329W102                                                 Page 3 of 16
-------------------                                                 ------------

--------------------------------------------------------------------------------

     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  ESL Limited, a Bermuda corporation
--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
     3     SEC USE ONLY


--------------------------------------------------------------------------------
     4     SOURCE OF FUNDS

                  WC
--------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 9

                  N/A
--------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Bermuda
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER

                              4,977,872
  NUMBER OF       --------------------------------------------------------------
   SHARES           8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                    0
    EACH          --------------------------------------------------------------
 REPORTING          9      SOLE DISPOSITIVE POWER
   PERSON
    WITH                      4,977,872
                  --------------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                75,198,300
--------------------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
                N/A
--------------------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                26.7%(1)
--------------------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON

                CO
--------------------------------------------------------------------------------

(1) Based on a total of 281,339,794 Shares outstanding on April 25, 2003, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003.

-------------------                                                 ------------
CUSIP No. 05329W102                                                 Page 4 of 16
-------------------                                                 ------------

--------------------------------------------------------------------------------

     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               ESL Institutional Partners, L.P., a Delaware limited partnership 06-1456821
--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
     3     SEC USE ONLY


--------------------------------------------------------------------------------
     4     SOURCE OF FUNDS

               WC
--------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 9

               N/A
--------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER

                              1,443,026
  NUMBER OF       --------------------------------------------------------------
   SHARES           8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                    0
    EACH          --------------------------------------------------------------
 REPORTING          9      SOLE DISPOSITIVE POWER
   PERSON
    WITH                      1,443,026
                  --------------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                75,198,300
--------------------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
                N/A
--------------------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                26.7%(1)
--------------------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON

                PN
--------------------------------------------------------------------------------

(1) Based on a total of 281,339,794 Shares outstanding on April 25, 2003, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003.

-------------------                                                 ------------
CUSIP No. 05329W102                                                 Page 5 of 16
-------------------                                                 ------------

--------------------------------------------------------------------------------

     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               ESL Investors, L.L.C., a Delaware limited liability company 13-4095958
--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
     3     SEC USE ONLY


--------------------------------------------------------------------------------
     4     SOURCE OF FUNDS

               WC
--------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 9

               N/A
--------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER

                              15,621,209
  NUMBER OF       --------------------------------------------------------------
   SHARES           8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                    0
    EACH          --------------------------------------------------------------
 REPORTING          9      SOLE DISPOSITIVE POWER
   PERSON
    WITH                      15,621,209
                  --------------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                75,198,300
--------------------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
                N/A
--------------------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                26.7%(1)
--------------------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON

                OO
--------------------------------------------------------------------------------

(1) Based on a total of 281,339,794 Shares outstanding on April 25, 2003, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003.

-------------------                                                 ------------
CUSIP No. 05329W102                                                 Page 6 of 16
-------------------                                                 ------------

--------------------------------------------------------------------------------

     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Courtesy Partners, L.P., a Delaware limited partnership
               06-1633842
--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
     3     SEC USE ONLY


--------------------------------------------------------------------------------
     4     SOURCE OF FUNDS

               WC
--------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 9

               N/A
--------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER

                              1,392,490
  NUMBER OF       --------------------------------------------------------------
   SHARES           8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                    0
    EACH          --------------------------------------------------------------
 REPORTING          9      SOLE DISPOSITIVE POWER
   PERSON
    WITH                      1,392,490
                  --------------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                75,198,300
--------------------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
                N/A
--------------------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                26.7%(1)
--------------------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON

                PN
--------------------------------------------------------------------------------

(1) Based on a total of 281,339,794 Shares outstanding on April 25, 2003, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003.

-------------------                                                 ------------
CUSIP No. 05329W102                                                 Page 7 of 16
-------------------                                                 ------------

--------------------------------------------------------------------------------

     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               CBL Partners, L.P., a Delaware limited partnership
               06-1526810
--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
     3     SEC USE ONLY


--------------------------------------------------------------------------------
     4     SOURCE OF FUNDS

               WC
--------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 9

               N/A
--------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER

                              8,819,389
  NUMBER OF       --------------------------------------------------------------
   SHARES           8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                    0
    EACH          --------------------------------------------------------------
 REPORTING          9      SOLE DISPOSITIVE POWER
   PERSON
    WITH                      8,819,389
                  --------------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                75,198,300
--------------------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
                N/A
--------------------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                26.7%(1)
--------------------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON

                PN
--------------------------------------------------------------------------------

(1) Based on a total of 281,339,794 Shares outstanding on April 25, 2003, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003.

-------------------                                                 ------------
CUSIP No. 05329W102                                                 Page 8 of 16
-------------------                                                 ------------

--------------------------------------------------------------------------------

     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               KP I Partners, L.P., a Delaware limited partnership
               86-1069224
--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
     3     SEC USE ONLY


--------------------------------------------------------------------------------
     4     SOURCE OF FUNDS

               OO
--------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 9

               N/A
--------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER

                              2,689,266
  NUMBER OF       --------------------------------------------------------------
   SHARES           8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                    0
    EACH          --------------------------------------------------------------
 REPORTING          9      SOLE DISPOSITIVE POWER
   PERSON
    WITH                      2,689,266
                  --------------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                75,198,300
--------------------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
                N/A
--------------------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                26.7%(1)
--------------------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON

                PN
--------------------------------------------------------------------------------

(1) Based on a total of 281,339,794 Shares outstanding on April 25, 2003, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003.

-------------------                                                 ------------
CUSIP No. 05329W102                                                 Page 9 of 16
-------------------                                                 ------------

--------------------------------------------------------------------------------

     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               KP II Partners, L.P., a Delaware limited partnership
               86-1069227
--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
     3     SEC USE ONLY


--------------------------------------------------------------------------------
     4     SOURCE OF FUNDS

               OO
--------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 9

               N/A
--------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER

                              255,064
  NUMBER OF       --------------------------------------------------------------
   SHARES           8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                    0
    EACH          --------------------------------------------------------------
 REPORTING          9      SOLE DISPOSITIVE POWER
   PERSON
    WITH                      255,064
                  --------------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                75,198,300
--------------------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
                N/A
--------------------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                26.7%(1)
--------------------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON

                PN
--------------------------------------------------------------------------------

(1) Based on a total of 281,339,794 Shares outstanding on April 25, 2003, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003.

-------------------                                                -------------
CUSIP No. 05329W102                                                Page 10 of 16
-------------------                                                -------------

--------------------------------------------------------------------------------

     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Edward S. Lampert
--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
     3     SEC USE ONLY


--------------------------------------------------------------------------------
     4     SOURCE OF FUNDS

               OO
--------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 9

               N/A
--------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER

                              0
  NUMBER OF       --------------------------------------------------------------
   SHARES           8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                    0
    EACH          --------------------------------------------------------------
 REPORTING          9      SOLE DISPOSITIVE POWER
   PERSON
    WITH                      0
                  --------------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                75,198,300
--------------------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
                N/A
--------------------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                26.7%(1)
--------------------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON

                IN
--------------------------------------------------------------------------------

(1) Based on a total of 281,339,794 Shares outstanding on April 25, 2003, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003.

-------------------                                                -------------
CUSIP No. 05329W102                                                Page 11 of 16
-------------------                                                -------------

--------------------------------------------------------------------------------

     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               William C. Crowley
--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
     3     SEC USE ONLY


--------------------------------------------------------------------------------
     4     SOURCE OF FUNDS

               OO
--------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 9

               N/A
--------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER

                              0
  NUMBER OF       --------------------------------------------------------------
   SHARES           8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                    0
    EACH          --------------------------------------------------------------
 REPORTING          9      SOLE DISPOSITIVE POWER
   PERSON
    WITH                      0
                  --------------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                75,198,300
--------------------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
                N/A
--------------------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                26.7%(1)
--------------------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON

                IN
--------------------------------------------------------------------------------

(1) Based on a total of 281,339,794 Shares outstanding on April 25, 2003, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003.

-------------------                                                -------------
CUSIP No. 05329W102                                                Page 12 of 16
-------------------                                                -------------

         This Amendment No. 4 to Schedule 13D (this "Amendment") amends and restates certain Items of the Schedule 13D, as amended, filed by ESL Partners, L.P., a Delaware limited partnership ("ESL"), ESL Limited, a Bermuda corporation ("Limited"), ESL Institutional Partners, L.P., a Delaware limited partnership ("Institutional"), ESL Investors, L.L.C., a Delaware limited liability company ("Investors"), Courtesy Partners, L.P., a Delaware limited partnership ("Courtesy"), CBL Partners, L.P., a Delaware limited partnership ("CBL"), Edward
S. Lampert ("Mr. Lampert") and William C. Crowley ("Mr. Crowley"), both U.S. citizens, by furnishing the information set forth below. ESL, Limited, Institutional, Investors, Courtesy, CBL, KP I Partners, L.P., a Delaware limited partnership ("KPI"), KP II Partners, L.P., a Delaware limited partnership ("KPII"), Mr. Lampert and Mr. Crowley are collectively defined in this Amendment as the "Filing Persons." Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as amended, previously filed with the Securities and Exchange Commission.

ITEM 2. IDENTITY AND BACKGROUND.

         Item 2 is hereby amended and restated in its entirety as follows:

         (a) The names of the persons filing this Statement are ESL, Limited, Institutional, Investors, Courtesy, CBL, KPI, KPII, Mr. Lampert and Mr. Crowley.

         (b) The principal business address of ESL, Institutional, Investors, Courtesy, CBL, KPI, KPII, Mr. Lampert and Mr. Crowley is 200 Greenwich Avenue, Greenwich, Connecticut 06830. The principal business address of Limited is Hemisphere House, 9 Church Street, Hamilton, Bermuda.

         (c) This Statement is filed on behalf of a group consisting of ESL, Limited, Institutional, Investors, Courtesy, CBL, KPI, KPII, Mr. Lampert and Mr. Crowley. The general partner of ESL is RBS Partners, L.P., a Delaware limited partnership (the "General Partner"). The general partner of the General Partner of ESL is ESL Investments, Inc., a Delaware corporation ("Investments"). ESL Investment Management, LLC, a Delaware limited liability company ("ESLIM"), is the investment manager of Limited and the general partner of each of KPI and KPII. RBS Investment Management, LLC, a Delaware limited liability company ("RBSIM"), is the general partner of Institutional. The General Partner is the manager of Investors. Investments is the general partner of CBL and Courtesy. Mr. Lampert is the Chief Executive Officer and director of Investments and the managing member of ESLIM and RBSIM. Mr. Crowley is the President and Chief Operating Officer of Investments and a member of ESLIM and RBSIM. Mr. Lampert and Mr. Crowley were appointed to the Board of Directors of the Issuer on January 29, 2002. In the aforementioned capacities, ESL, Limited, Institutional, Investors, Courtesy, CBL, KPI, KPII, Mr. Lampert and Mr. Crowley each may be deemed to be the beneficial owner of the Shares beneficially owned by the other members of the group.

         The principal business of ESL, Limited, Institutional, Investors, Courtesy, CBL, KPI and KPII is purchasing, holding and selling securities for investment purposes. The principal business of the General Partner is serving as the general partner of ESL. The principal business of Investments is serving as the general partner of the General Partner. The principal business of ESLIM is serving as the investment manager for Limited and the general partner of each of KPI and KPII. The principal business of RBSIM is serving as the investment manager of Institutional. Mr. Lampert's principal business is serving as the Chief Executive Officer and director of Investments and as the managing member of ESLIM and RBSIM. Mr. Crowley's principal business is serving as the President and Chief Operating Officer of Investments and as a member of ESLIM and RBSIM.

         (d) and (e) During the past five years, none of the foregoing entities or natural persons has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

         (f) ESL, Institutional, Investors, Courtesy, CBL, KPI and KPII are organized in Delaware, Limited is organized in Bermuda, and Mr. Lampert and Mr. Crowley are citizens of the United States.

-------------------                                                -------------
CUSIP No. 05329W102                                                Page 13 of 16
-------------------                                                -------------

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby supplemented as follows:

         KPI owns an aggregate of 2,689,266 Shares, which were contributed by Limited in exchange for limited partnership interests in KPI. KPII owns an aggregate of 255,064 Shares, which were contributed by Limited in exchange for limited partnership interests in KPII.

ITEM 4. PURPOSE OF TRANSACTION.

         Item 4 is hereby supplemented as follows:

         On June 30, 2003, Limited contributed an aggregate of 2,944,330 Shares to KPI and KPII (collectively, the "KP Partnerships") in exchange for limited partnership interests in the KP Partnerships. At June 30, 2003, the Filing Persons owned 75,198,300 Shares, in the aggregate, which represented approximately 26.7% of the Shares outstanding as of April 25, 2003.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended and restated in its entirety as follows:

         (a) The Filings Persons may be deemed to beneficially own 75,198,300 Shares (which represents approximately 26.7% of the Shares outstanding on April 25, 2003, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003).

         (b)

                                        Sole        Shared         Sole            Shared
                                       Voting       Voting      Dispositive     Dispositive
                                        Power        Power         Power           Power
                                      --------     --------     -----------     -----------

ESL Partners, L.P.                   39,999,984        0        39,999,984           0
ESL Limited                           4,977,872        0         4,977,872           0
ESL Institutional Partners, L.P.      1,443,026        0         1,443,026           0
ESL Investors, L.L.C.                15,621,209        0        15,621,209           0
Courtesy Partners, L.P.               1,392,490        0         1,392,490           0
CBL Partners, L.P.                    8,819,389        0         8,819,389           0
KP I Partners, L.P.                   2,689,266        0         2,689,266           0
KP II Partners, L.P.                    255,064        0           255,064           0
Edward S. Lampert                             0        0                 0           0
William C. Crowley                            0        0                 0           0

         (c) In the past 60 days, there have been no transactions in the Shares by any of the Filing Persons except as set forth on Schedule A hereto.

         (d) Not applicable.

         (e) Not applicable.

-------------------                                                -------------
CUSIP No. 05329W102                                                Page 14 of 16
-------------------                                                -------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended and restated in its entirety as follows:

         Other than as provided herein, there are no contracts, arrangements, understandings or relationships between ESL, Limited, Institutional, Investors, Courtesy, CBL, KPI, KPII, Mr. Lampert, Mr. Crowley or any other person with respect to the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is hereby amended and restated in its entirety as follows:

         Exhibit 1 Joint Filing Agreement, dated as of June 30, 2003, by and among ESL Partners, L.P., ESL Limited, ESL Institutional Partners, L.P., ESL Investors, L.L.C., CBL Partners, L.P., Courtesy Partners, L.P., KP I Partners, L.P., KP II Partners, L.P., Edward S. Lampert and William C. Crowley.

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CUSIP No. 05329W102                                                Page 15 of 16
-------------------                                                -------------


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: July 2, 2003

                                ESL PARTNERS, L.P.

                                By: RBS Partners, L.P., its general partner
                                By: ESL Investments, Inc., its general partner

                                    By: /s/ William C. Crowley
                                        ----------------------------------------
                                        William C. Crowley
                                        President and Chief Operating Officer


                                ESL LIMITED

                                By: ESL Investment Management, LLC, its
                                investment manager

                                    By: /s/ William C. Crowley
                                        ----------------------------------------
                                        William C. Crowley
                                        Member


                                ESL INSTITUTIONAL PARTNERS, L.P.

                                By: RBS Investment Management, LLC, its general partner

                                    By: /s/ William C. Crowley
                                        ----------------------------------------
                                        William C. Crowley
                                        Member


                                ESL INVESTORS, L.L.C.

                                By: RBS Partners, L.P., its manager
                                By: ESL Investments, Inc., its general partner

                                    By: /s/ William C. Crowley
                                        ----------------------------------------
                                        William C. Crowley
                                        President and Chief Operating Officer

-------------------                                                -------------
CUSIP No. 05329W102                                                Page 16 of 16
-------------------                                                -------------


                                COURTESY PARTNERS, L.P.

                                By: ESL Investments, Inc., its general partner

                                    By: /s/ William C. Crowley
                                        ----------------------------------------
                                        William C. Crowley
                                        President and Chief Operating Officer

                                CBL PARTNERS, L.P.

                                By: ESL Investments, Inc., its general partner

                                    By: /s/ William C. Crowley
                                        ----------------------------------------
                                        William C. Crowley
                                        President and Chief Operating Officer

                                KP I PARTNERS, L.P.

                                By: ESL Investment Management, LLC, its general partner

                                    By: /s/ William C. Crowley
                                        ----------------------------------------
                                        William C. Crowley
                                        Member

                                KP II PARTNERS, L.P.

                                By: ESL Investment Management, LLC, its general partner

                                    By: /s/ William C. Crowley
                                        ----------------------------------------
                                        William C. Crowley
                                        Member


                                /s/ Edward S. Lampert
                                ------------------------------------------------
                                Edward S. Lampert



                                /s/ William C. Crowley
                                ------------------------------------------------
                                William C. Crowley

                                   SCHEDULE A

            TRANSACTIONS IN THE SHARES BY THE FILINGS PERSONS WITHIN
                               THE PAST SIXTY DAYS

On June 30, 2003, Limited contributed an aggregate of 2,944,330 Shares to KPI and KPII in exchange for limited partnership interests in each of KPI and KPII.

On June 30, 2003, KPI received, as set forth above, 2,689,266 Shares from Limited in exchange for limited partnership interests in KPI.

On June 30, 2003, KPII received, as set forth above, 255,064 Shares from Limited in exchange for limited partnership interests in KPII.

                                    EXHIBITS

Exhibit 1      Joint Filing Agreement, dated as of June 30, 2003, by and among
               ESL Partners, L.P., ESL Limited, ESL Institutional Partners,
               L.P., ESL Investors, L.L.C., CBL Partners, L.P., Courtesy
               Partners, L.P., KP I Partners, L.P., KP II Partners, L.P., Edward
               S. Lampert and William C. Crowley

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

       In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13D (including amendments thereto) with regard to the common stock of AutoNation, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement as of June 30, 2003.

                                ESL PARTNERS, L.P.

                                By: RBS Partners, L.P., its general partner
                                By: ESL Investments, Inc., its general partner

                                    By: /s/ William C. Crowley
                                        ----------------------------------------
                                        William C. Crowley
                                        President and Chief Operating Officer


                                ESL LIMITED

                                By: ESL Investment Management, LLC, its
                                investment manager

                                    By: /s/ William C. Crowley
                                        ----------------------------------------
                                        William C. Crowley
                                        Member


                                ESL INSTITUTIONAL PARTNERS, L.P.

                                By: RBS Investment Management, LLC, its general partner

                                    By: /s/ William C. Crowley
                                        ----------------------------------------
                                        William C. Crowley
                                        Member


                                ESL INVESTORS, L.L.C.

                                By: RBS Partners, L.P., its manager
                                By: ESL Investments, Inc., its general partner

                                    By: /s/ William C. Crowley
                                        ----------------------------------------
                                        William C. Crowley
                                        President and Chief Operating Officer

                                COURTESY PARTNERS, L.P.

                                By: ESL Investments, Inc., its general partner

                                    By: /s/ William C. Crowley
                                        ----------------------------------------
                                        William C. Crowley
                                        President and Chief Operating Officer

                                CBL PARTNERS, L.P.

                                By: ESL Investments, Inc., its general partner

                                    By: /s/ William C. Crowley
                                        ----------------------------------------
                                        William C. Crowley
                                        President and Chief Operating Officer

                                KP I PARTNERS, L.P.

                                By: ESL Investment Management, LLC, its general partner

                                    By: /s/ William C. Crowley
                                        ----------------------------------------
                                        William C. Crowley
                                        Member

                                KP II PARTNERS, L.P.

                                By: ESL Investment Management, LLC, its general partner

                                    By: /s/ William C. Crowley
                                        ----------------------------------------
                                        William C. Crowley
                                        Member


                                /s/ Edward S. Lampert
                                ------------------------------------------------
                                Edward S. Lampert



                                /s/ William C. Crowley
                                ------------------------------------------------
                                William C. Crowley